Steinhoff

International Holdings Ltd


06018168

04 July 2006

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements in respect of dealing in securities by directors made through the news service of the JSE Limited for your records.

Trusting that you find the above in order.

Yours faithfully



STEINHOFF INTERNATIONAL GROUP SERVICES
PER : THEODORE DE KLERK
MANAGER : M&A's AND CORPORATE ADVISORY SERVICES

dlw 11/7

28, 6TH STREET, WYNBERG, SANDTON, 2090, RSA, P.O. BOX 1955, BRAMLEY 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135

Steinhoff International Holdings Ltd, Registration No: 1998/003951/06
www.steinhoffinternational.com

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Release Date: 2006/07/03 07:00:00 AM

Steinhoff - Dealing In Securities By A Director

Steinhoff International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF ISIN: ZAE000016176

DEALING IN SECURITIES BY A DIRECTOR

COMPANY	:	Steinhoff International Holdings Ltd
NAME	:	Christiaan Johannes Hattingh van Niekerk
STATUS	:	Director - Steinhoff Africa Holdings (Pty) Ltd
TYPE OF SECURITIES	:	Shares
DATE OF TRANSACTION	:	30 June 2006
CENTS PER SHARE	:	Purchased at 2144
NUMBER OF SECURITIES TRANSACTED	:	2 350 915 shares
TOTAL RAND VALUE OF SECURITIES	:	R 50 403 622.51
CLASS OF SECURITIES	:	Ordinary
NATURE OF TRANSACTION	:	Purchase of shares
NATURE AND EXTENT OF DIRECTOR'S INTEREST IN THE TRANSACTION	:	Indirect, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	28 June 2006

DEALING IN SECURITIES BY A DIRECTOR

COMPANY	:	Steinhoff International Holdings Ltd
NAME	:	Gavin Mark van der Merwe
STATUS	:	Director - Steinhoff Africa Holdings (Pty) Ltd
TYPE OF SECURITIES	:	Shares
DATE OF TRANSACTION	:	30 June 2006
CENTS PER SHARE	:	Purchased at 2144
NUMBER OF SECURITIES TRANSACTED	:	823 061 shares
TOTAL RAND VALUE OF SECURITIES	:	R 17 646 431.94
CLASS OF SECURITIES	:	Ordinary
NATURE OF TRANSACTION	:	Purchase of shares
NATURE AND EXTENT OF DIRECTOR'S INTEREST IN THE TRANSACTION	:	Direct, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	28 June 2006

Bruno Ewald Steinhoff	Executive Chairman	in respect of	4,425,000
Markus Johannes Jooste	Chief Executive Officer	in respect of	4,425,000
Hendrik Johan Karel Ferreira	Alternate Director	in respect of	1,475,000
Stephanus Johannes Grobler	Alternate Director and	in respect of	1,475,000

	Company Secretary		
Fredrik Johannes Nel	Finance Director	in respect of	1,475,745
Daniel Maree van der Merwe	Executive Director	in respect of	2,285,750
Johannes Henoch Neethling van der Merwe	Chief Financial Officer	in respect of	2,141,250

Clearance had been granted in respect of the abovementioned transaction on 29 June 2006.

SPONSOR: PSG Capital Limited

30 June 2006

Date: 03/07/2006 07:00:14 AM Produced by the JSE SENS Department

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Release Date: 2006/07/03 08:48:00 AM

Steinhoff International Holdings Limited - Dealing In Securities By Directors

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number: 1998/003951/06)
("Steinhoff")
Share Code: SHF
ISN Code: ZAE000016176
DEALING IN SECURITIES BY DIRECTORS
The Board of Steinhoff herewith and in terms of paragraph 3.63 of the Listing Requirements wish to announce that a consortium of executive directors have sold 17,702,745 shares in Steinhoff, held indirectly beneficially, for a consideration of 2100 cents per share for a total rand value of R371,757,645 in order to settle the major portion of outstanding obligations incurred in respect of 36,5 million shares purchased on 30 April 2004 as announced on 4 May 2004.
The respective number of shares sold are as follows:-

Bruno Ewald Steinhoff	Executive Chairman	in respect of	4,425,000
Markus Johannes Jooste	Chief Executive Officer	in respect of	4,425,000
Hendrik Johan Karel Ferreira	Alternate Director	in respect of	1,475,000
Stephanus Johannes Grobler	Alternate Director and Company Secretary	in respect of	1,475,000
Fredrik Johannes Nel	Finance Director	in respect of	1,475,745
Daniel Maree van der Merwe	Executive Director	in respect of	2,285,750
Johannes Henoch Neethling van der Merwe	Chief Financial Officer	in respect of	2,141,250

Clearance had been granted in respect of the abovementioned transaction on 29 June 2006.
By Order of the Board
SJ GROBLER
COMPANY SECRETARY
30 June 2006
Sponsor: PSG Capital
Date: 03/07/2006 08:47:37 AM Produced by the JSE SENS Department

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